UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

DIANA SHIPPING INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis
Diana Shipping Inc.
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Tel:  + 30-210-9470-100
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,000,000.00	$1,390.50

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 3,529,411 shares of common stock at the tender offer price of $4.25 per share.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92.70 for each $1,000,000.00 of the value of the transaction. This fee was previously paid in connection with the initial filing of the Schedule TO on November 22, 2021.

◻
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

◻	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
◻	third party tender offer subject to Rule 14d-1.

⌧	issuer tender offer subject to Rule 13e-4.

◻	going private transaction subject to Rule 13e-3.

◻	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
◻	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

◻	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the "Schedule TO"), filed with the Securities and Exchange Commission by Diana Shipping Inc., a Marshall Islands corporation ("Diana Shipping" or the "Company"), on November 22, 2021. The Schedule TO relates to the offer by the Company to purchase up to 3,529,411 shares of its common stock, par value of $0.01 per share (the "common stock"), at a price of $4.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 2021 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal").
Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended or supplemented. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:
“On December 27, 2021, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., Eastern Time, on December 21, 2021. A copy of such press release is filed as Exhibit (a)(1)(H) to this Schedule TO and is incorporated herein by reference.”
Item 12. Exhibits.
(a)(1)(A)*	Offer to Purchase dated November 22, 2021.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 22, 2021.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 22, 2021.

(a)(1)(F)*	Press Release dated November 22, 2021.

(a)(1)(G)*	Press Release dated December 22, 2021.
(a)(1)(H)**	Press Release dated December 27, 2021.
(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)*	Stockholders Rights Agreement dated January 15, 2016, incorporated by reference to Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.

(d)(2)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

_____________________

* Previously filed.
** Filed herewith.

Item 13. Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 27, 2021	DIANA SHIPPING INC.

	By:	/s/ Semiramis Paliou
	Name:	Semiramis Paliou
	Title:	Director and Chief Executive Officer

EXHIBIT INDEX
(a)(1)(A)*	Offer to Purchase dated November 22, 2021.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 22, 2021.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 22, 2021.

(a)(1)(F)*	Press Release dated November 22, 2021.

(a)(1)(G)*	Press Release dated December 22, 2021.

(a)(1)(H)**	Press Release dated December 27, 2021.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)*	Stockholders Rights Agreement dated January 15, 2016, incorporated by reference to Exhibit 4.1 to the Company's Form 8-A12B/A filed on January 15, 2016.

(d)(2)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

________________________
* Previously filed.
** Filed herewith.